October 13, 2009

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C 20549-4631

Re:      Innophos Holdings, Inc. (File No. 1-33124)

                                                Innophos, Inc. (File No. 333-129951)

Dear Mr. O’Brien:

This letter acknowledges receipt of your letter dated September 29, 2009 addressed to Mr. Randolph Gress, Chief Executive Officer of registrants Innophos Holdings, Inc. and its wholly owned subsidiary, Innophos, Inc. (together, the “Registrants”), which has been referred to me for response.

The Staff’s comments cover filings by both Registrants. In this response, where appropriate, we differentiate them by name.  In some instances, however, we also use the terms “Innophos” and the “Company.” In so doing, we mean for those terms to have the definitions we normally give to them in the filings of the two Registrants.

In addressing the comments made by the Staff in your letter, we have responded to them in the order in which they were rendered.  Below we have set forth the full text of each Staff comment and, immediately after each, the responses made by the Registrants. In some responses, we furnish information and explanations requested by the Staff, and, as requested, also the text of additional disclosures the Registrants propose to make in their upcoming filings on Form 10-Q for the period ending September 30, 2009.

We note that the Staff comments were received prior to the close of our current fiscal quarter (September 30) and while the preparation of our next reports is at an early stage. Accordingly, the responses made herein represent the Registrants’ proposed disclosures and other information based on the facts and circumstances pertaining to the subject matter of each disclosure known to the Registrants on the date of this letter. Changes in facts or circumstances occurring after the date hereof and prior to the date our reports are filed may necessitate changes in our responses.

We also note that this response is made in the context of my letter to you dated September 25, 2009 (“Innophos First Response Letter”) written in reply to your comment letter of September 14, 2009.  Unless modified by statements made or disclosures proposed in this letter, our statements and disclosures made and proposed in the Innophos First Response Letter remain applicable and reflect the Registrants’ positions on the matters expressed.

We have the following responses to the comments delivered in your letter:

Staff Comment:

Innophos Response:

            In response to this comment, the Registrants direct the Staff’s attention to previous disclosures regarding the exceptional year the Mexico reporting unit experienced in 2008 and the assumptions incorporated into our December 31, 2008 goodwill impairment analysis for that reporting unit as referred to in the response to comment #1 of the Innophos First Response Letter.

With the above as context, in response to the Staff’s comment, the Registrants intend to make the following additional disclosures to the sections of their future filings entitled Management’s Discussion and Analysis of Financial condition and Results of Operation– Critical Accounting Estimates.  (The underscored text below shows new disclosures proposed to be made to the text first proposed in the Innophos First Response Letter):

“Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of net assets of the businesses acquired. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires periodic tests of the impairment of goodwill. SFAS No. 142 requires a comparison, at least annually, of the net book value of the assets and liabilities associated with a reporting unit, including goodwill, with the fair value of the reporting unit, which corresponds to the discounted cash flows of the reporting unit, in the absence of an active market. When this comparison indicates that impairment must be recorded, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of these assets. The annual goodwill impairment review is conducted during the fourth quarter of each year. We continue to monitor the estimates and circumstances included in our projections for the December 31, 2008 goodwill impairment analysis, and any significant changes in our estimates would require the Company to conduct an interim goodwill impairment test. Our monitoring of the year-to-date actual 2009 results indicates that, while market and business conditions have worsened, the cash flow estimates remain consistent with those made during the annual December 31, 2008 goodwill impairment analysis. Consequently, since that time, we did not perform an interim goodwill impairment test.

 Fair values for goodwill testing are estimated using a discounted cash flow approach. Significant estimates in the discounted cash flow approach include the cash flow forecasts for each of our reporting units (Mexico, U.S. and Canada), the discount rate and the terminal value. The five year cash flow forecasts of the company’s reporting units is based upon management’s estimate at the date of the assessment, which incorporates managements long-term view of selling prices, sales volumes for Innophos’ products, key raw materials and energy costs, and our operating cost structure. The aggregated fair value of our reporting units was reconciled to our market capitalization at the date of the assessment, plus a suitable control premium. Our market capitalization during fourth quarter of 2008 exceeded the book value of our equity. The terminal value was determined by applying business growth factors for each reporting unit which are in-line with longer term historical growth rates, to the latest year for which a forecast exists.

Solely for the purpose of goodwill valuation for our Mexico reporting unit, the 2008 goodwill impairment analysis included estimates addressing changes in phosphate rock pricing, weakness in the markets served by those operations, loss of traditional business which in part is a result of the softness in the fertilizer markets, and operating the Coatzacoalcos, Mexico complex at substantially reduced levels. Our 2008 goodwill impairment analysis included: (i) phosphate rock price assumptions for 2009 conservatively based at the interim phosphate rock price currently being paid; (ii) for the first three quarters of 2010, assumed phosphate rock prices estimated to be below the 2009 interim price being paid, trending towards an estimated market price; and (iii) for late 2010 and thereafter, assumptions that Mexico operations would return to an estimated market price for phosphate rock. The December 31, 2008 goodwill impairment analysis also considered the termination of the 1992 phosphate rock supply contract with OCP as likely.  As a result, management believes a triggering event for goodwill assessment did not occur upon OCP’s August 2009 notice of non-renewal of that contract in September 2010 and that the termination has no effect on our goodwill impairment analysis. The reporting unit’s cash flow model is estimated to be below pre-2008 levels (2008 reflected unusual market conditions as discussed in our previous reports and which are not expected to be replicated in the long-term), with improvement occurring as our phosphate rock price returns to market pricing in 2011. Revenue levels are estimated to have a slight recovery in 2011 and estimated to return to a historical growth rate of 3% per annum in 2012. We applied operating margin percentages slightly below our historical trends and used a 3% growth rate to calculate the terminal value for our Mexican reporting unit.  We used a 12% discount rate, which is above our weighted average cost of capital and consistent with our prior year goodwill impairment test. Based on this valuation, we determined that the fair values of our reporting units exceeded their carrying values and no goodwill impairment charge was required.

 As of December 31, 2008, the Mexican reporting unit had a carrying value, including goodwill, of $224 million. The fair value of the reporting unit exceeded its carrying value by approximately 10%.  In addition, if we were to decrease the long-term growth rate or increase the discount rate used in the calculation by 1%, there would still be no goodwill impairment for the Mexican reporting unit.

Given the current economic environment and uncertainties surrounding the impact on our Mexican business of factors such as market conditions affecting our selling prices, sales volumes, and raw material costs, the ultimate resolution of our phosphate rock arbitration, and other factors not limited to those enumerated, we cannot be sure that the estimates and assumptions used in the goodwill impairment analysis will prove to be accurate predictions of the future.  Significant changes in assumptions will influence the goodwill impairment analysis and may result in goodwill impairment charges in future periods.”

“Long-lived assets

            In response to the Staff’s comment, the Registrants intend to make the following additional disclosures to the sections of their future filings entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations– Critical Accounting Estimates.

“Under SFAS 144, long-lived assets including property, plant and equipment and amortized intangible assets are evaluated and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the undiscounted future cash flows expected to be generated by the asset or asset group. When this comparison indicates that impairment must be recorded, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

The determination whether or not assets are impaired and the corresponding useful lives of these long-lived assets requires significant judgment. The development of future cash flow projections requires management estimates related to forecasted sales and expected costs trends. To the extent that changes in business conditions occur or other management decisions are made that result in adjusted management projections or alternative use of the assets, impairment losses or accelerated depreciation may occur in future periods.

In our Mexican operations, we continue to monitor changes in circumstances where the undiscounted cash flows would indicate that the carrying amount of an asset or asset group may not be recoverable. The uncertainty in phosphate rock prices, volume decreases, sales price erosion, and the reduced operating rates for the Coatzacoalcos plant were included in management’s estimates and are consistent with management’s expectations. Despite worsening conditions in 2009, no changes in circumstances or events have thus far indicated the carrying amounts of the Company’s long-lived assets were not recoverable from undiscounted cash flows.  Consequently, we did not perform any impairment test of our long-lived assets in 2009 as a follow up to the test performed for year end 2008. The carrying value of the Coatzacoalcos plant was approximately $90 million [1] at June 30, 2009. The undiscounted cash flows of the STPP (Sodium Tripolyphosphate) asset group exceeded their carrying value by 31%, while the other asset groups exceeded their carrying values by significantly greater margins.”

Staff Comment:

Innophos Response:

In response to this comment, the Registrants advise the Staff that, by expressing the conclusion in prior filings [2] that the effects of the 2010 OCP expiration were not expected to be “materially adverse,” the Registrants did not mean to suggest that they would not continue to discuss and analyze the impacts of OCP in compliance with the requirements of future reports.

The Registrants expect to provide an updated and enhanced discussion of the anticipated 2010 OCP expiration in their next Quarterly Report on Form 10-Q, including in the Management’s Discussion and Analysis of Financial Condition and Results of Operations– Recent Trends and Outlook.  In that disclosure, the Registrants expect to continue addressing developments in the OCP situation, analyzing the interrelationships between the Registrants’ sourcing strategies, their ongoing efforts and expected future supply outcomes and the resultant effects on the Company’s future results of operations and cash flows.  The Registrants previously have disclosed that their phosphate rock sourcing historically has been concentrated. To reduce that risk, they are now pursuing a diversification strategy in rock procurement. At least until sourcing arrangements are more definitive, the Registrants do not believe they can be in a position to quantify, for disclosure purposes, the extent of anticipated short-term impacts stemming from the OCP expiration.

The Registrants continue to believe that, as explained in the Innophos First Response Letter, their prior filings demonstrate a clear basis for supporting the conclusion regarding the effect of the OCP termination as expressed in the August 8-K.  From those disclosures, the Registrants believe investors could reasonably conclude that the end of the OCP contract in 2010 would not be materially adverse. As disclosed, 2009 results already reflect substantially reduced volume from OCP and Innophos is advanced in its diversification strategy. As stated, in the next Quarterly Report on Form 10-Q, Innophos will provide an update on its procurement progress and outline how management believes diversification of its raw material sources may be favorable to the company particularly given the impact of OCP’s historical lag pricing structure during conditions of declining market prices as have existed in 2009.

************************

The Registrants continue to acknowledge the matters referred to in the penultimate paragraph of the Innophos First Response Letter.

            Please contact the undersigned directly at (609) 366-1207, or Mark Feuerbach, Vice President-Treasury, Financial Planning & Analysis at (609) 366-1204, in the event the Staff requires any additional information or wishes to discuss our responses further.

                                                                                    Very truly yours,

                                                                                    Charles Brodheim

                                                                                    Corporate Controller

                                                                                    Chief Accounting Officer

[1] The Registrants intend to update this number to September 30, 2009 in the upcoming Form 10-Q filings.

[2] See the Registrants’ Current Report on Form 8-K filed on August 31, 2009 (the “August 8-K”). That form does not require a Management’s Discussion and Analysis of Financial Condition and Results of Operation.